Mail Stop 6010

September 20, 2006

Mr. Kenneth H. Hannah
Senior Vice President and Chief Financial Officer
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376

      RE: **MEMC Electronic Materials, Inc.**
               Form 10-K for the year ended December 31, 2005
               File No. 1-13828

Dear Mr. Hannah:

      We have completed our review of your Form10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant